UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of June 2024

Commission File Number: 001-41084

NeuroSense Therapeutics Ltd.

(Translation of registrant’s name into English)

NeuroSense Therapeutics Ltd.

11 HaMenofim Street, Building B

Herzliya 4672562 Israel

+972-9- 7996183

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

On June 26, 2024, NeuroSense Therapeutics Ltd. (the “Company”) and a certain institutional investor (the “Investor”) amended (i) that certain warrant to purchase up to 3,000,000 ordinary shares of the Company issued to the Investor in June 2023 (the “2023 Warrant”) to make certain adjustments to the “Redemption Right” in the 2023 Warrant and extend the termination date of the 2023 Warrant to October 12, 2029; and (ii) that certain warrant to purchase up to 2,980,000 ordinary shares of the Company issued to the Investor in April 2024 (the “2024 Warrant”) to extend the termination date of the 2024 Warrant to October 12, 2029.

The foregoing summary of the amendments does not purport to be complete and are subject to, and qualified in their entirety by, such documents attached as Exhibits 10.1 and 10.2, respectively, to this Report on Form 6-K, which are incorporated herein by reference.

This Report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-262480) and Form F-3 (File No. 333-269306 and 333-260338), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
10.1	Form of Amendment No. 1 to Warrant dated June 26, 2023
10.2	Form of Amendment No. 1 to Warrant dated April 15, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NeuroSense Therapeutics Ltd.

Date: June 27, 2024	By:	/s/ Alon Ben-Noon
Alon Ben-Noon
Chief Executive Officer

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